Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 8 to Registration Statement No. 333-81184 on Form N-1A of our report dated August 22, 2008, relating to the financial statements and financial highlights of Active Assets Institutional Government Securities Trust (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended June 30, 2008, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
New York, New York
October 27, 2008